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                                                               EXHIBIT 11(A)(10)

                       BOWNE & CO., INC.
                       345 Hudson Street
                       New York, NY 10014
                       212/924-5500

                       ---------------------------------------------------------
                                                              NEWS RELEASE

                            Contact:     William J. Coote
                                     Assistant Treasurer
                                     Bowne & Co., Inc.
                                     (212) 886-0614
FOR IMMEDIATE RELEASE
                                         David L. Rosenstein
                                     Director, Corporate Communications
                                     Bowne & Co., Inc.
                                     (212) 229-7224

                 BOWNE SUCCESSFULLY COMPLETES CASH TENDER OFFER
                           ACQUIRES APPROXIMATELY 98%
             OF DONNELLEY ENTERPRISE SOLUTIONS INCORPORATED SHARES

New York, July 1 -- Bowne & Co., Inc. (AMEX:BNE) today announced that its cash tender offer for all outstanding shares of common stock of Donnelley Enterprise Solutions Incorporated (NASDAQ:DEZI) expired, as scheduled, at 12:01 A.M., New York City time, on Wednesday, July 1, 1998. Based on information provided by the Depositary, a total of approximately 4.9 million shares of Donnelley Enterprise Solutions Incorporated (or approximately 98% of the outstanding shares) were validly tendered and not withdrawn pursuant to Bowne's cash offer for all outstanding shares of Donnelley Enterprise Solutions.

The Company, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the offer. The acceptance of these shares in the tender offer results in the Company's ownership exceeding 90% of Donnelley Enterprise Solutions' outstanding common stock, thereby permitting the second step of the acquisition without a meeting of Donnelley Enterprise Solutions' shareholders.

In the second step of the acquisition, Donnelley Enterprise Solutions will be merged with a subsidiary of the Company and each Donnelley Enterprise Solutions share not previously purchased in the tender offer will be converted into the right to receive $21.00 in cash. The merger will be completed as soon as practicable

Bowne & Co., Inc., established 1775, is the global market leader in the field of empowering information by combining superior customer service with appropriate new technologies to manage, repurpose and distribute a client's information to any audience, through any medium, in any language, anywhere in the world. The world's largest financial printer, Bowne is also the leading provider of localization services to the software industry. Localization is the adaptation and translation of information technology products for use in specific local markets. Bowne is among the leading Internet development companies, offering business solutions, consulting and development services. By providing outsourcing services, Bowne offers its customers an integrated way to design and manage their information flows to take advantage of the latest technologies for creating, storing, moving, presenting and utilizing information in any combination of paper and electronic forms.